FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated June 29, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom’s Extraordinary General Meeting decides on further integration of the Group

Budapest – June 29, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that the Extraordinary General Meeting made a decision about the fusion of the access business line split off from T-Online Hungary Co. Ltd. and Magyar Telecom Plc., and the merger of Emitel Co. Ltd. with Magyar Telekom.

In the Extraordinary General Meeting held today, Chairman-CEO Christopher Mattheisen briefed the shareholders about the issues relating to the merger by fusion of Magyar Telekom Plc., the business stake split off from T-Online Hungary Co. Ltd, and Emitel Co. Ltd. The General Meeting accepted the statement of the independent auditor on the draft valuation balance sheets and draft valuation inventories of the companies affected by the change, and the draft valuation balance sheet and draft valuation inventory of the successor company Magyar Telekom Plc. The Supervisory Board then declared its approval of the draft valuation balance sheets and draft valuation inventories. The General Meeting accepted the reports submitted in writing by the senior officers of the companies affected in the change about the legal and financial conditions that made the merger necessary.

The General Meeting made a decision to pay HUF 366 for each ordinary share to the persons who do not wish to participate as shareholders in the successor company. The General Meeting approved the settlement with the persons who do not wish to participate as shareholders in the successor company, and assigned the Board of Directors with the implementation of this process. Based on the valid statements made by the shareholders the number of persons who do not wish to participate in Magyar Telekom the successor company is 2 persons holding 22,700 shares.

The draft valuation balance sheet and draft valuation inventory of Magyar Telekom Plc. as successor company, adjusted to take account of the value paid to the shareholders who do not wish to participate in the successor company, was approved by the General Meeting. In accordance with the above, the share capital of Magyar Telekom Plc. changes to HUF 104,274,561,500.

The General Meeting decided on the separation of the access business line from T-Online Hungary Co. Ltd. and merger into Magyar Telekom Plc. and the merger of Emitel Co. Ltd. with Magyar Telekom. The change becomes effective with registration by the Court of Registry, the planned date of which is September 30, 2007. The General Meeting approved the Separation Agreement and the Merger Agreement, and gave authorization for their signing.

The General Meeting noted that the Board members and Supervisory Board members of Emitel Co. Ltd. resigned from their positions. With the exception of Dr. Klaus Hartmann, who, due to his increased responsibilities, resigned his Board membership as of June 19, 2007, the Board members and Supervisory Board members of Magyar Telekom Plc. hold their positions in the successor company with unchanged conditions and unchanged remuneration.

The General Meeting also adopted amendments to the Articles of Association of Magyar Telekom Plc. The primary reasons for the amendments are the now approved merger, and compliance with the regulation on termination of the priority voting share (golden share) granted to the Hungarian state. Through this latter amendment, the General Meeting of Magyar Telekom converted the one registered priority “B” series voting share (golden share) with a face value of HUF 10,000 to 100 dematerialized ordinary “A” series shares with a face value of HUF 100 each and terminated the priority rights associated with the golden share.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Public Limited Company held on June 29, 2007

Resolution No. 1/2007 (VI.29.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape. The results of voting will be registered in the Minutes of the General Meeting on the basis of the data displayed on the projector screen.

The General Meeting adopts this Resolution with 679 423 164 affirmative votes, 20 078 771 negative votes, and 0 abstentions.

Resolution No. 2/2007 (VI.29.)

The General Meeting elects dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing dr. Reinhold Echter, representative of MagyarCom Holding GmbH authenticator of the Minutes.

The General Meeting adopts this Resolution with 699 501 935 affirmative votes, 0 negative votes, and 0 abstentions.

Resolution No. 3/2007 (VI.29.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.	Modification of the Articles of Association of Magyar Telekom Plc.
2.	Briefing to shareholders about the transformation of the Company, T-Online Magyaroszág Plc. and Emitel Plc.
3.	Report of the independent auditor on the transformation of the Company and the declaration that the planned transformations do not endanger the fulfillment of the creditor’s claims towards the Company
4.

Comments of the Supervisory Board on the draft asset balances and draft asset inventory of the companies under transformation and on the draft asset balance and draft asset inventory of the legal successor

5.	Decision on the approval of the written report of the senior officers
6.	Decision on the amount of asset proportion payable for the shareholders who do not wish to participate in the legal successor and on the order of settlement with the departing shareholders
7.	Identification of the shareholders who do not wish to participate in the legal successor and of their shares
8.	Counting of the shareholders who do not wish to participate in the legal successor and count of their shares
9.	Decision on the draft asset balance and asset inventory of Magyar Telekom Plc. as the legal successor
10.	Decision on the transformation, approval of the Demerger Agreement and of the Upstream Merger Contract
11.	Nomination of Members of the Board of Directors and of the Supervisory Board of Magyar Telekom Plc. as the legal successor company
12.	Decision on the approval of the modification of the Articles of Association of Magyar Telekom Plc. related to the transformation
13.	Miscellaneous

The General Meeting adopts this Resolution with 699 501 935 affirmative votes, 0 negative votes, and 0 abstentions.

Regarding the modifications to the Articles of Association:

1.     The Parliament of the Republic of Hungary approved an Act that abolishes the priority voting share (golden share) of the state. According to the Act all effected share companies must amend their Articles of Associations respectively within ninety (90) days upon the Act’s entry into force. Our Company wishes to comply with this obligation by way of approval of the modification proposals submitted to the General Meeting.

2.     According to the provisions of the Companies Act, Section 8.7. of the Articles regarding the Audit Committee shall be amended.

3.     Section 4.5. of the Articles determines the way of disbursing dividends. Dividends are disbursed by KELER Ltd. and the company requested Magyar Telekom Plc. to amend one of the provisions of the Articles in order to implement a more efficient technical framework for the disbursement of dividends.

4.     Section 15.5. of the Articles was established prior to the conclusion of the Universal Services Agreement and contains interim provisions until the planned conclusion of the Agreement. Further, Annex No. 1 of the Articles enlists obligations that are already contained in the Universal Services Agreement, concluded as of June 30, 2004. Pursuant to the above we propose to delete Section 15.5. as well as Annex No. 1.

Resolution No. 4/2007 (VI.29.)

The General Meeting approves the amendments of Sections 2.1, 2.3, 2.4, 2.5, 2.6, 4.2, 4.5, 4.6, 5.3, 6.2, 6.4, 6.11, 6.18, 11.1, 11.4 and 12 in Magyar Telekom Plc’s Articles of Association pursuant to the Act on abolishment of priority voting share (golden share) to be granted to the state, the modifications of Section 8.7. regarding the status of the Audit Committee and the deletion of Section 15.5 and Annex 1.

The General Meeting adopts this Resolution with 690 467 967 affirmative votes, 70 446 negative votes, and 8 963 522 abstentions.

Resolution No. 5/2007 (VI.29.)

The General Meeting accepts the independent auditor’s report on the draft merger balance sheets and draft merger inventories of the companies to be transformed and the draft merger balance sheet and draft merger inventory of the legal successor Magyar Telekom Plc, the exchange rate of shares, the draft Demerger Agreement, the draft Upstream Merger Agreement and the written reports prepared by the senior officers, and the auditor’s statement that the planned transformation will not endanger the satisfaction of creditors claims towards the company.

The General Meeting adopts this Resolution with 698 881 835 affirmative votes, 0 negative votes, and 620 000 abstentions.

Resolution No. 6/2007 (VI.29.)

The General Meeting acknowledges the Supervisory Board’s opinion about the opening draft merger balance sheets and draft merger inventories of Magyar Telekom Plc, T-Online Hungary Ltd. and Emitel Ltd. and the draft merger balance sheet and draft merger inventory of the legal successor Magyar Telekom Plc.

The General Meeting adopts this Resolution with 698 881 835 affirmative votes, 0 negative votes, and 620 000 abstentions.

Resolution No. 7/2007 (VI.29.)

The General Meeting accepts the written reports of the senior officers of the companies to be transformed prepared according to Article 279 (2) of Act IV of 2006 on business associations on the necessity of the secession and merge of the access business line of T-Online Hungary Ltd. into Magyar Telekom Plc. and the upstream merger of Emitel Ltd. into Magyar Telekom based on legal and financial considerations.

The General Meeting adopts this Resolution with 698 881 835 affirmative votes, 0 negative votes, and 620 000 abstentions.

Resolution No. 8/2007 (VI.29.)

The General Meeting determines that HUF 366 (say three hundred and sixty-six forints) for each ordinary share held will be paid to the persons who do not wish to participate as shareholders in the successor business association. The General Meeting approves the method of settlement with the persons who do not wish to participate as shareholders in the successor business association with the content laid down in the announcement published by the company on May 29, 2007 and assigns the Board of Directors to execute it.

The General Meeting adopts this Resolution with 689 346 049 affirmative votes, 0 negative votes, and 10 155 786 abstentions.

Resolution No. 9/2007 (VI.29.)

The General Meeting establishes that on the basis of the shareholders’ valid Declarations of Shareholder’s Leaving delivered to Magyar Telekom (as defined in the announcement published by the company on May 29, 2007) and the valid Declarations of Shareholder’s Leaving made at this General Meeting that the number of persons who do not wish to participate as shareholders in the legal successor Magyar Telekom is 2 persons who hold 22 700 shares.

The General Meeting adopts this Resolution with 693 624 735 affirmative votes, 0 negative votes, and 5 863 600 abstentions.

Resolution No. 10/2007 (VI.29.)

The General Meeting approves the draft merger balance sheet and draft merger inventory of Magyar Telekom Plc., being the legal successor company, with the modification that the versions included in the documents that were submitted to the General Meeting were corrected with the assets paid to the shareholders who do not wish to take part in the successor company.

In line with the above the General Meeting states that the successor Magyar Telekom Plc.’s equity is reduced with the share of registered capital to be paid to departing shareholders that is proportionate to the number of shares held by them, therefore the equity will amount to HUF 104 274 561 500, that is One hundred and four billion two hundred and seventy four million five hundred and sixty one thousand five hundred Forint consisting of HUF 46 008 372 500 that is Forty six billion eight million three hundred and seventy two thousand and five hundred Forint cash and HUF 58.266.189.000, that is Fifty Eight Billion Two Hundred and Sixty Six Million One Hundred and Eighty Nine thousand contribution in-kind, and the number of Series “A” ordinary shares of HUF 100 (say one hundred Forint) face value is reduced with the number of ordinary shares held by these shareholders 22 700 shares.

The General Meeting adopts this Resolution with 693 624 735 affirmative votes, 0 negative votes, and 5 863 600 abstentions.

Resolution No. 11/2007 (VI.29.)

The General Meeting decides on the secession and merger of the access business line of T-Online Hungary Ltd. into Magyar Telekom Plc. and the upstream merger of Emitel Ltd. into Magyar Telekom. The transformation will enter into force through registration by the Registration Court. The General Meeting identifies September 30, 2007 as the planned date of entry into force of the transformation. The General Meeting approves the Demerger Agreement and the Upstream Merger Agreement in the form enclosed to the submission and authorizes Chairman-CEO Christopher Mattheisen and CFO Thilo Kusch to sign the agreements.

The General Meeting adopts this Resolution with 693 624 735 affirmative votes, 0 negative votes, and 5 863 600 abstentions.

Resolution No. 12/2007 (VI.29.)

The General Meeting acknowledges that the members of Emitel Ltd.’s Board of Directors and Supervisory Board resign from their offices. The General Meeting states that Dr. Klaus Hartmann, due to his excessive workload, resigned from his membership in the Board of Directors. The remaining members of Magyar Telekom Plc.’s Board and Supervisory Board will hold their office as Board and Supervisory Board members of the successor company with unchanged conditions and remuneration.

The General Meeting adopts this Resolution with 698 868 335 affirmative votes, 0 negative votes, and 620 000 abstentions.

Resolution No. 13/2007 (VI.29.)

The General Meeting decides that the successor Magyar Telekom Plc.’s Articles of Association will be amended (that will enter into force through registration of the merger by the Registration Court) as follows:

Section 1.4 will show the property located at 6722 Szeged, Tisza Lajos krt. 41. as branch office; and

Section 1.8.2 will include the following wording: 1.8.2. Magyar Telekom Telecommunications Public Limited Company is the general successor in respect of the demerged corporate assets of T-Online Hungary Internet Service Provider Private Company Limited (registered office: 1117 Budapest, Neumann J. u 1/b.; Corporate Registry No.: 01-10-044389) that was merged into the Company on June 29, 2007.

1.8.3. Magyar Telekom Public Limited Company is the general successor of EMITEL Telecommunications Company Limited (registered office: 6722 Szeged, Tisza Lajos krt. 41., Corporate Registry No.: 06-10-000154).

1.7. The Company’s Registered Share Capital

The registered capital of the Company is HUF 104 274 561 500 (that is One hundred and four billion two hundred and seventy four million five hundred and sixty one thousand five hundred Forint) comprised of HUF 46 008 372 500 (that is Forty six billion eight million three hundred and seventy two thousand and five hundred Forint) cash contribution and HUF 58,266,189,000 that is Fifty-eight billion, two hundred and sixty-six million, one hundred and eighty-nine thousand forints) contribution in-kind.

2.1. Share Capital

The total share capital of the Company consists of 1 042 745 615 registered ordinary Series “A” shares each having a nominal value of HUF 100.

The shares of the Company are put out in a dematerialized form.

Dematerialized shares are such registered shares that do not have serial numbers and the name and other data to clearly identify their owners are contained on the securities account.

The General Meeting requests the company’s Chief Legal Counsel to submit to the Metropolitan Court of Budapest as Registration Court the Articles of Association updated with the amendments approved at this General Meeting.

The General Meeting adopts this Resolution with 684 400 077 affirmative votes, 6 124 736 negative votes, and 8 963 522 abstentions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: June 29, 2007